UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 23 February 2015

Harmony Gold Mining Company Limited

Randfontein Office Park

Corner Main Reef Road and Ward Avenue

Randfontein, 1759

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes   No X



All mineworkers returned safely to surface – no injuries

Harmony Gold Mining Company Limited has announced that all of the 486 employees at the company's Kusasalethu mine have been safely brought to surface.

This follows the successful operation undertaken by mine rescue teams who were deployed underground to contain the fire, believed to have started during maintenance work on a bulk air cooler on 75 level, and to bring employees to surface.

Says Graham Briggs, CEO: "We are extremely grateful that all of our colleagues have been brought to surface, without injury. This is to the credit of our systems, employees, the unions, and mine management who have worked tirelessly over the past 12 hours. I also want to extend our thanks to mine rescue services for their efforts."

Investigations into the cause of the fire will be conducted jointly with the Department of Mineral Resources and mine management.

Further information will be released as this becomes available.

ends

Issued by Harmony Gold Mining Company Limited

22 February 2015

For more details contact:

Charmane Russell
0823725816

Memory Johnstone
0827193081

Pam McLeod
0828726387

James Duncan
0793364010

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 23, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director